Consent of Independent Registered Public Accounting Firm

The Board of Directors
EuroBancshares, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-121293) on Form S-8 of EuroBancshares, Inc. of our report dated March 30, 2005, with respect to the consolidated balance sheets of EuroBancshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 10-K/A, amendment no.1 to Form 10-K, of EuroBancshares, Inc. Our report refers to the adoption of provisions of Financial Standards Board’s Interpretation No. 46R, Consolidation of Variable Interest Entities, as of December 31, 2003.

/s/KPMG LLP

San Juan, Puerto Rico
April 12, 2005